Go Online Networks Corporation
                              5681 Beach Boulevard
                                    Suite 101
                          Buena Park, California 90621
                                 (714) 736-0988

Mr.  Don  Reinhart
Corporate  Finance  Division
Securities  Exchange  Commission
450  5TH  STREET,     NW
Washington,  D.C.  20549

                       Re:  Delaying  Amendment
Dear  Mr.  Reinhart  /  SEC  /  Gentlemen  /  Ladies:

Go Online Networks Corporation hereby amends its S-4 filing dated November 30, 2000 to add the following "delaying amendment" wording to make clear that this S-4 filing is not effective until, and if, and when, the SEC completes its review of the filing including Amendments to address any comments and / or suggestions of the SEC review persons :

The registrants hereby amend this registration statement on such date or dates as may be necessary to delay its effective date until the registrants shall file a further amendment which specifically states that the registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.


/s/  Joseph  M.  Naughton,  President

PS  -  REF  SEC  RULE  473